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16013320

UNITEDSTATES
ECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section FEB 29 2016 Washington DC 404

SEC FILE NUMBER
8- 52817

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 AND ENDING 12/31/2015
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Colorado Financial Service Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

304 Inverness Way South, Suite 355
(No. and Street)

Centennial, Colorado 80112
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHESTER HEBERT 303-962-7267 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BF BORGERS CPA PC
(Name – *if individual, state last, first, middle name*)

5400 WEST CEDAR AVENUE, LAKEWOOD,COLORADO 80226
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

✓

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, CHESTER HEBERT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Colorado Financial Service Corporation, as of DECEMBER 31 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF EXECUTIVE OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NICOLE M. MOUTON
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID: 20064005850
MY COMMISSION EXPIRES FEBRUARY 25, 2018

Colorado Financial Service Corporation

Financial Statements
December 31, 2015

(with Report of Independent Registered Public Accounting Firm)

BF Borgers CPA PC
www.bfbcpa.us



The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Colorado Financial Service Corporation

Index to Financial Statements

BF Borgers CPA PC
Certified Public Accountants

5400 W. Cedar Ave
Lakewood, Colorado 80226
Telephone: 303.953.1454
Fax: 303.945.7991

Report of Independent Registered Public Accounting Firm

To the shareholder of Colorado Financial Service Corporation

We have audited the accompanying statement of financial condition of Colorado Financial Service Corporation (the "Company") as of December 31, 2015, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Colorado Financial Service Corporation as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17A-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

B F Borgers CPA PC

Lakewood, Colorado
February 23, 2016

Colorado Financial Service Corporation

Statement of Financial Condition

December 31, 2015

Assets

		December 31, 2015
Current Assets		
Cash	$	229,463
Proprietary Accounts of Introducing Brokers Accounts receivable		25,000
Prepaid expenses and other receivables		34,981
Gross Dealer Concession receivable		393,768
Marketable securities, available-for-sale, at market value (Note 3)		7,064
Total Current Assets	$	690,276

Liabilities and Shareholder's Equity

Current Liabilities		
Commissions Payable	$	357,905
Accrued Expenses Payable		17,018
Total Current Liabilities	$	374,923
Shareholder's Equity		
Common Stock, no par value, 100,000 shares authorized 100 shares issued and outstanding	$	-
Additional paid-in capital		39,658
Accumulated other comprehensive income		108,948
Retained earnings		166,747
Total Shareholder's Equity	$	315,353
Total Liabilities and Shareholders' Equity	$	690,276

Colorado Financial Service Corporation

Notes to Financial Statements

Note 1: Organization, Presentation and Summary of Significant Accounting Policies

Organization and Basis of Presentation
Colorado Financial Service Corporation (the "Company") is a broker-dealer registered with the SEC and is a member of FINRA. The Company is a wholly owned subsidiary of Colorado National Corp. (Parent). The Company's primary source of revenue is commissions.

Basis of Presentation
The Company is engaged in a single line of business as a fully-disclosed broker-dealer pursuant to certain exemptive provisions of SEC Rule 15-c3-3 subparagraph (k)(2)(ii)

Use of estimates in the preparation of financial statements.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Banking
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions
Commission expenses are recorded on a trade-date basis as securities transactions occur.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Commissions Receivable
Commissions receivable are stated at their net realizable value. Management believes that commissions receivable are fully collectible and has not recorded an allowance for doubtful accounts.

Income Taxes
Generally accepted accounting principles ("GAAP") requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Colorado Financial Service Corporation

Notes to Financial Statements

Note 2: Related Party Transactions

The Company paid to its parent company a management fee totaling $604,000 and an administrative fee totaling $109,020 during the year ended December 31, 2015.

Note 3: Fair value of marketable securities

GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

	Level 1	Level 2	Level 3	Netting and Collateral	Total
Assets					
Cash	$ 229,463.00	$ -	$ -	$ -	$ 229,463.00
Marketable Securities	$ -	$ 7,064.00	$ -	$ -	$ 7,064.00

The Company did not measure at fair value on a recurring basis any of its assets and liabilities using significant unobservable inputs (level 3) during the year ended December 31, 2015.

The Company valued Marketable Securities at Level 2 because the market for these securities is relatively inactive and volume of trades is low. The Company primarily owns securities in smaller public companies that are thinly traded. Therefore, determining fair values requires substantial judgment.

Colorado Financial Service Corporation

Notes to Financial Statements

Note 3: Fair value of marketable securities (concluded)

Securities traded in an active market are marked-to-market using the quoted market price of the stock and are classified as Level 2 inputs because they are thinly traded. Securities that do not have an active market are measured using unobservable inputs, and are classified as Level 3 inputs.

Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income (loss) until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

Fair Value Option

GAAP for financial instruments provides a fair value option election that allows the Company to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. No election has been made.

The marketable securities are available-for-sale. Accordingly, holding gains and losses are reflected in other comprehensive income in the accompanying financial statements.

Note 4: Shareholder's Equity

The Company is authorized to issue 100,000 shares of its no par value common stock.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2015, the Company had net capital of $251,471, which was $226,476 in excess of its required net capital of $24,995.

Note 5: Income Taxes

The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with GAAP, are as follows:

	Current	Deferred	Total
Federal	$ —	$ (43,075)	$ (43,075)
State	—	(7,447)	(7,447)
Valuation Allowance	—	50,522	50,522
	$ —	$ -	$ -

Colorado Financial Service Corporation

Notes to Financial Statements

Note 5: Income Taxes (concluded)

A reconciliation of the difference between the expected income tax expense and income computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

	Amount	Rate
Expected income tax expense at U.S. Statutory rate	$ —	28%
Change due to state and local taxes, net of U.S. federal Tax income tax effects	—	3%
Valuation Allowance	—	-31%
	$ —	0%